Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.:  033-24346

GKN plc PO Box 55 Ipsley House Ipsley Church Lane Redditch Worcestershire B98 0TL England T +44 (0)1527 517715 F +44 (0)1527 517700

Change to SDS header
[DATE]

Dear [Customer],

You may have seen the announcement on 9 March from GKN that we are proposing to combine our GKN Driveline business with that of Dana Incorporated (Dana) in the US.

I am sure you will have questions about what this means for you, so I wanted to get in touch to explain the rationale for this combination and the implications.

GKN Driveline and SDS have enjoyed a positive relationship with [customer name] for many years, during which we have collaborated on a number of successful projects, platforms and launches.

I believe a combination of GKN Driveline and Dana will bring opportunities for us to strengthen our partnership with you, as we take the best of both GKN Driveline and Dana to meet the needs of our customers in new and better ways.

The proposed combination will create a single company with truly global scale and capabilities.

We will have a more diversified geographic presence with the ability to serve our customers where they need us. It will expand the suite of products and services that we can provide. Crucially, it will also enable us to combine our R&D budgets so we are even better placed to innovate to create solutions for OEMs like you, working with us in today’s fast changing auto industry.

In short, we believe that GKN Driveline and Dana will be able to offer far more to you than we would as separate entities.

SDS is a joint venture between GKN and Hasco, GKN’s share will transfer along with the rest of the GKN Driveline business.

The proposal was outlined for the first time on 9 March and is subject to a number of conditions, including approval by both sets of shareholders, and regulatory and anti-trust approvals. This will take some time, with the transaction aimed to complete in Q4 2018.

The proposed combination is also conditional on the lapse of the offer for GKN plc. Made by Melrose . GKN Shareholders will have until 29 March to accept the Melrose offer.

In the meantime, we of course intend to continue to work with you as before and offer the same great range of products and services that you have come to expect from us.

I will keep you informed of additional information as it becomes available.

For now, if you have any questions, please do give me a call and I shall be delighted to answer them.
[sign off][name]

GKN plc is registered in England & Wales No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

Cautionary statement – Proposed Transaction

This communication contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this communication may include statements about the expected effects of the proposed combination of GKN plc's (“GKN”) Driveline business and Dana Incorporated (“Dana”) (the "Proposed Transaction”) on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to completion and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN’s Driveline business with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the communication of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (the “Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND DANA PLC. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016.  Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2018 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2018. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.